
Mail Stop 3561

September 24, 2009

<u>Via Fax & U.S. Mail</u>

Mr. James H. Woodward, Jr.
Chief Financial Officer
Accuride Corporation
7140 Office Circle
Evansville, Indiana 47715

   Re: **Accuride Corporation**
       Form 10-K for the year ended December 31, 2009
       File No. 001-32483

Dear Mr. Woodward:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Item 6. Selected Consolidated Financial Data, page 24

1. It appears you have presented EBITDA as both a performance measure and a liquidity measure. As you have reconciled your EBITDA presentation to net income, it appears your primary purpose in presenting this non-GAAP measure is as a performance measure, and your discussion of it as a liquidity measure is secondary. If our understanding is correct, please tell us how your inclusion of impairment charges as a reconciling item is in accordance with Item 10(e)(1)(ii)(b) of Regulation S-K. Specifically, from your footnote disclosures in (h) and (j), it appears that you have taken impairment charges in both 2007 and 2008, thereby categorizing impairment charges as "recurring" under the aforementioned guidance. Please revise your presentation, as suggested below, or consider deleting the use of EBITDA throughout your Form 10-K. In this regard, we note that you do not present EBITDA in your Form 10-Q filings.

2. Further, we note the disclosure in footnote (h) related to EBITDA indicating that certain covenants are "tied" to EBITDA. Given your current economic situation related to debt covenants, please consider presenting (adjusted) EBITDA solely as a liquidity measure. This disclosure, if presented, should include the exact calculation of (adjusted) EBITDA under the debt covenant(s) and the results of such calculation at the latest reporting date. See Question 10 of the staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Consolidated Financial Statements

Note 4 – Goodwill and Other Intangible Assets, page 57

3. We note the disclosure here that you recorded the goodwill impairment in the quarterly period ended September 30, 2008 related to the interim test as of June 30, 2008. Please tell us why the impairment charge was not recorded in the quarterly period ended June 30, 2008, as you disclose it relates to conditions existing and known at June 30, 2008.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 4 – Goodwill and Other Intangible Assets, page 11

4. We note you performed an interim impairment test and annual impairment test on your goodwill balance during the year ended December 31, 2008 due to both

declining market capitalization and deteriorating business conditions, resulting in a $277 million impairment charge for the year. Since December 31, 2008, it appears conditions have continued to deteriorate through the quarterly period ended June 30, 2009. Please tell us how you considered this further decline in determining whether or not another interim impairment analysis of goodwill and intangible assets was necessary.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief